Exhibit 4.1

SONOSITE, INC.

AMENDMENT TO RIGHTS AGREEMENT

This Third Amendment to Rights Agreement (this “Amendment”) is made as of the 25th day of August, 2003 by and between SonoSite, Inc., a Washington corporation (the “Company”), and EquiServe Trust Company, N.A, a national banking association organized under the laws of the United States and having a principal place of business in Canton, Massachusetts (“EquiServe”), the successor in interest to First Chicago Trust Company of New York, a New York corporation (“First Chicago”).

RECITALS

WHEREAS, the Company and EquiServe, as the successor in interest to First Chicago, are parties to that certain Rights Agreement dated as of April 6, 1998, and as subsequently amended on August 8, 2001 and October 24, 2001 (the “Agreement”). Any capitalized terms not specifically defined herein shall have the meanings ascribed to them in the Agreement.

WHEREAS, the parties wish to amend the Agreement as provided herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. The Agreement is amended as follows:

a. The definition of “Acquiring Person” in Section 1 of the Agreement is amended and restated in its entirety to read as follows:

“Acquiring Person” shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the Common Shares then outstanding, but shall not include (a) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any of its Subsidiaries, or any Person holding Common Shares for or pursuant to the terms of any such employee benefit plan or (b) any such Person who has become such a Beneficial Owner solely because (i) of a change in the aggregate number of Common Shares outstanding since the last date on which such Person acquired Beneficial Ownership of any Common Shares or (ii) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (x) cause such Beneficial Ownership to exceed 20% of the Common Shares then outstanding and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company which are inaccurate or out-of-date or (y) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a) to occur. Notwithstanding clause (b) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (b) does not reduce its percentage of Beneficial Ownership of Common Shares to below 20% by the Close of Business on the fifth Business Day after notice from the Company (the date of notice being the first day) that such Person’s Beneficial Ownership of Common Shares so exceeds 20%, such Person shall, at the end of such five Business Day period, become an Acquiring Person (and such clause (b) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in “good faith” shall be conclusively determined by the Board of Directors of the Company, acting by a vote of those directors of the Company whose approval would be required to redeem the Rights under Section 24.

b. The definition of “Purchase Price” in Section 1 of the Agreement is amended and restated in its entirety to read as follows:

“Purchase Price” with respect to each Right shall mean the product of four times the average of the high and low sales prices of a share of the Company’s Common stock quoted on Nasdaq National Market for each of the 10 Trading Days preceding the date of this Amendment, as such amount may from time to time be adjusted as provided herein, and shall be payable in lawful money of the United States of America. All references herein to the Purchase Price shall mean the Purchase Price as in effect at the time in question.

c. Section 2 of the Agreement is amended and restated in its entirety to read as follows:

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who prior to the Distribution Date shall also be the holders of the Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-Rights Agents as it may deem necessary or desirable, upon ten (10) days prior written notice to the Rights Agent (the term “Rights Agent” being used herein to refer, collectively, to the Rights Agent together with any such co-Rights Agents). The Rights Agent shall have no duty to supervise, and in no event be liable for, the acts or omissions of any such co-Rights Agent. In the event the Company appoints one or more co-Rights Agents, the respective duties of the Rights Agent and any co-Rights Agents shall be as the Company shall determine.

d. Subsection 3(b) of the Agreement is amended and restated in its entirety to read as follows:

(b) Until the earlier of (i) such time as the Company learns that a Person has become an Acquiring Person or (ii) the Close of Business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any of its Subsidiaries, or any Person holding Common Shares for or pursuant to the terms of any such employee benefit plan) for outstanding Common Shares, if upon consummation of such tender or exchange offer such Person could be the Beneficial Owner of 20% or more of the outstanding Common Shares (the Close of Business on the earlier of such dates being the “Distribution Date”), (x) the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof and not by separate Right Certificates and (y) the Rights, including the right to receive Right Certificates, will be transferable only in connection with the transfer of Common Shares. As soon as practicable after the Distribution Date, the Rights Agent will send, by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate evidencing one whole Right for each Common Share (or for the number of Common Shares with which one whole Right is then associated if the number of Rights per Common Share held by such record holder has been adjusted in accordance with the proviso in Section 3(a)). If the number of Rights associated with each Common Share has been adjusted in accordance with the proviso in Section 3(a), at the time of distribution of the Right Certificates the Company may make any necessary and appropriate rounding adjustments so that Right Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Right in accordance with Section 15(a). As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

e. Section 14 of the Agreement is amended as follows:

The following text is appended as Subsection (c) to Section 14:

(c) The Nominating and Corporate Governance Committee of the Company’s Board shall review or cause to have reviewed the terms of this Rights Agreement at least once during each two-year period measured from the date of this Amendment.

f. Section 19 of the Agreement is amended as follows:

The following text is appended to the end of subsection (a) of Section 19:

The Company also agrees to indemnify the Rights Agent for, and hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises.

g. Subsection (c) of Section 21 of the Agreement is amended and restated in its entirety to read as follows:

(c) The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

h. Section 22 of the Agreement is amended as follows:

The following text is added following the first sentence of Section 22:

In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company.

i. Subsection (a) of Section 24 of the Agreement is amended and restated in its entirety to read as follows:

(a) The Board of Directors of the Company may, at its option, at any time prior to the earlier of (i) such time as a Person becomes an Acquiring Person and (ii) the Expiration Date, order the redemption of all, but not fewer than all, the then outstanding Rights at the Redemption Price (the date of such redemption being the “Redemption Date”), and the Company, at its option, may pay the Redemption Price either in cash or Common Shares or other securities of the Company deemed by the Board of Directors of the Company, in the exercise of its sole discretion, to be at least equivalent in value to the Redemption Price.

j. Section 26 of the Agreement is amended and restated in its entirety to read as follows:

Section 26. Supplements and Amendments. At any time prior to the Distribution Date and subject to the last sentence of this Section 26, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Rights Agreement (including, without limitation, the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed pursuant to Section 24 or any provision of the Certificate of Designation) without the approval of any holder of the Rights. From and after the Distribution Date and subject to applicable law, the Company may, and the Rights Agent shall if the Company so directs, amend this Rights Agreement without the approval of any holders of Right Certificates (i) to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision of this Rights Agreement or (ii) to make any other provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). Any supplement or amendment adopted during any period after any Person has become an Acquiring Person but prior to the Distribution Date shall be null and void unless such supplement or amendment could have been adopted under the prior sentence from and after the Distribution Date. Any supplement or amendment to this Rights Agreement duly approved by the Company shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent. In addition, notwithstanding anything to the contrary contained in this Rights Agreement, no supplement or amendment to this Rights Agreement shall be made which (a) reduces the Redemption Price (except as required by Section 12(a)), (b) provides for an earlier Expiration Date or (c) changes the last two sentences in the definition of Acquiring Person contained in Section 1.

k. A new Section 33 is added to the Agreement as follows:

Section 33. Force Majeure. Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

2. Each party represents and warrants to the other party that it has full power and authority to execute and deliver this Amendment and to perform the transactions contemplated hereunder.

3. The terms and provisions of the Agreement, as amended hereby, shall remain in full force and effect. All references to the “Agreement” contained therein shall mean the Agreement, as amended by this Amendment.

4. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be signed by their respective officers duly authorized as of the date first written above.

SONOSITE, INC.

By:	/s/ KATHRYN SURACE-SMITH
Name:	Kathryn Surace-Smith
Title:	Vice President, General Counsel & Secretary

EQUISERVE TRUST COMPANY, N.A.

By:	/s/ COLLIN EKEOGU
Name:	Collin Ekeogu
Title:	Director